Exhibit 2.6

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 to Agreement and Plan of Merger (this “Second Amendment”) is entered into as of October 3, 2011, (“Amendment Date”), by and among FusionStorm Global, Inc., a Delaware corporation formerly known as Synergy Acquisition Corp (“FSG” and FSG or any Affiliate to which FSG may assign this Agreement, “Parent”), FS Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), fusionstorm, a Delaware corporation (the “Company”), and John G. Varel, in his capacity as the designated representative of the holders (each, a “Company Shareholder”) of shares of the Company’s capital stock (together with his or her successor, if any, the “Shareholders’ Representative”).

WHEREAS, Parent, Merger Sub, the Company and Shareholders’ Representative entered into that certain Agreement and Plan of Merger, dated as of May 14, 2011 (the “Initial Merger Agreement”) and amended the Initial Merger Agreement by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of June 20, 2011 (“Amendment No. 1” and the Initial Merger Agreement, as amended by Amendment No. 1, the “Merger Agreement), pursuant to which the parties intend to effect a merger (the “Merger”) of the Merger Sub with and into the Company in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company to be the surviving corporation of the Merger;

WHEREAS, the parties desire to amend the Merger Agreement in a manner intended to (i) address certain issues relating to the compensation of certain Qualified Employees of the Company, (ii) add a covenant that the Company use commercially reasonable efforts to effect a reduction in compensation expense on a long-term basis, (iii) add a closing condition in favor of Parent that the Company achieve at least a minimum reduction in compensation expense, and (iv) adjust the number of shares of Parent Common Stock deliverable pursuant to the Merger Agreement;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that the Merger Agreement, as amended pursuant to this Second Amendment (the Merger Agreement as so amended, the “Amended Merger Agreement”), is fair to, and in the best interests of, the Company and the Company Shareholders, (ii) approved this Amendment and the transactions contemplated by the Amended Merger Agreement, and (iii) resolved to recommend that the Company Shareholders adopt and approve the Merger Agreement and this Amendment and approve the Merger when the Merger Agreement and this Amendment are submitted to the Company Shareholders for approval in accordance with the DGCL; and

WHEREAS, the Boards of Directors of Parent and Merger Sub have unanimously (i) determined that the Amended Merger Agreement is fair to, and in the best interests of, Parent, Merger Sub and their respective stockholders, (ii) approved this Amendment and the transactions contemplated by the Amended Merger Agreement, and (iii) resolved to recommend that the their respective stockholders adopt and approve the Amended Merger Agreement and this Second Amendment and approve the Merger when the Amended Merger Agreement and this Second Amendment are submitted to such stockholders for approval in accordance with the DGCL.

NOW, THEREFORE, in consideration of the agreements, covenants, representations and warranties herein contained, the Parties agree as follows.

1)	Incorporation of Preliminary Statements; Defined Terms. The Recitals set forth above by this reference hereto are hereby incorporated into this Amendment. Capitalized terms used, and not otherwise defined herein, shall have the meanings given to such terms in the Merger Agreement.

2)	Amendments to Merger Agreement. The parties hereby amend the Merger Agreement as set forth below:

a)	Section 1.4(i)(vi) of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following: “(vi) “Merger Consideration” shall mean: (1) cash (the “Cash Consideration”) in an aggregate amount equal to $100,000,000 less the sum of (x) the Company Debt and the current portion of Company Debt outstanding immediately prior to the Closing, (y) all amounts payable in respect to the Phantom Stock Plan pursuant to Section 1.3(g), and (z) the portion of the Initial Contingent Bonus Payment Amount paid pursuant to Section 1.3(h), plus the Covered Excess MS Capital Expenditure Amount; and (2) a number of shares of Parent Common Stock (the “Merger Shares”) equal to (x) $100,000,000, divided by (y) the IPO Price. The Cash Consideration shall be calculated in a manner consistent with the sample calculation set forth in Exhibit D, and is subject to adjustment pursuant to Section 1.5 (Working Capital Adjustment) and 1.7 (Escrow) hereof. For the avoidance of doubt, the amounts deducted from the Cash Consideration for Company Debt and current portions of Company Debt shall be paid to the holders of such Company Debt in satisfaction of such liabilities at the Effective Time in accordance with Schedule 1.4(i) attached hereto.”

b)	Section 4.15 (Compensation Plan Agreements) of the Merger Agreement is hereby amended by deleting the text thereof in its entirety and substituting therefor the following:

“4.15 Compensation Plan Agreements. The Company shall deliver and present to its Qualified Employees, negotiate with such Qualified Employees and use commercially reasonable efforts to cause some or all of its Qualified Employees to enter into on or prior to October 19, 2011 Compensation Plan Agreements for the portion of calendar year 2011 from the Closing Date to December 31, 2011, and for at least calendar years 2012 and 2013, such that if such Compensation Plan Agreements had been in effect on January 1, 2011, the Company’s cash expenses in respect of variable compensation (including, but not limited to, bonuses and commissions) would be reduced in the aggregate, by (a) not less than twenty percent (20%) of such variable compensation (assuming with respect to commissions payable that the same individuals made the same sales of IT Products and Services as actually made) and (b) not less than $5,000,000 with respect to fiscal 2011 and such reduction (both as a percentage of variable compensation and as a reduction of not less than $5,000,000) in cash expenses for variable compensation would recur annually thereafter through at least December 31, 2013. The Company further covenants and agrees that the changes to variable compensation contemplated by the Compensation Plan Agreements will also be developed and designed to enable the Company to derive a pro forma benefit of $5,000,000 in respect of variable compensation for 2010.”

c)	Article IV (Covenants of the Company) of the Merger Agreement is hereby amended to add the following new Section 4.16 captioned “Acceleration of Outstanding Options.

“4.16 Acceleration of Outstanding Options. The Company shall cause the acceleration of the vesting of the right to exercise all issued and outstanding Options as to which the optionholder’s right to exercise such Options has not fully vested as of the close of business on the Business Day prior to the date on which the Registration Statement becomes effective such that, contingent on the Closing, all issued and outstanding Options shall be fully vested and each optionholder shall have the right to acquire all of the shares of Company Common Stock subject to such Options on or prior to the Closing Date.”

d)	Section 5.11 (Qualified Employee Compensation) of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following:

“5.11 Qualified Employee Compensation. Parent acknowledges that from and after the Closing, the Company will be bound by the Compensation Plan Agreements and Parent agrees that it will make available to Qualified Employees pursuant to, and in accordance with, the Compensation Plan Agreements that number of shares of Parent Common Stock required to be delivered pursuant to such Compensation Plan Agreements (the “QE Stock Compensation”).”

e)	Article V of the Merger Agreement (Covenants of Parent) is hereby amended to add the following new Section 5.12 captioned “Issuance of Certain Options”:

“5.12 Issuance of Certain Options. Immediately following the Closing, Parent shall grant to those individuals identified on Schedule 5.12 attached hereto who have, prior to October 19, 2011, entered into Compensation Plan Agreements, options to purchase that number of shares set forth opposite such individual’s name on such Schedule 5.12. The options to purchase shares of Parent Common Stock issued pursuant to this Section 5.12 shall be issued pursuant to Parent’s 2011 Equity Incentive Plan and shall be memorialized in stock option agreements between Parent and each such grantee. Such stock option agreements shall include provisions customary for agreements of the type including, among other things, that the exercise price per share for such options shall be equal to the IPO Price and the right to exercise such options shall vest in three equal annual installments.”

f)	Section 7.3(k) of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following:

“(k) the sum of the Merger Shares including all such shares delivered to the Exchange Agent or to the Escrow Agent or which would otherwise be deliverable to any Company Shareholder in respect of Dissenting Shares shall, in the aggregate, represent at least twenty-eight percent (28%) of all outstanding voting stock of Parent immediately after the consummation of the IPO (without giving effect to (i) any overallotment options given to the managing underwriters of the IPO or (ii) any shares reserved for issuance pursuant to any stock option plan or other equity-based compensation plan of Parent; provided that such reserved shares correspond to options granted at or immediately after the Closing and such options are exercisable at a price that is equal to or greater than the IPO Price); and provided further that, in the event that TICC (x) prior to the Closing, exercises certain Warrants held by it and acquires shares of Company Common Stock and (y) exercises Dissenters’ Rights with respect to all or any portion of the shares of Company Common Stock held beneficially or of record by TICC immediately prior to the Closing, the percentage referred to in this Section 7.3(k) shall be proportionally reduced to reflect any reduction in the number of Merger Shares issuable as a result of such exercise of Dissenters’ Rights. For the avoidance of doubt, if TICC exercises its Warrant in full and exercises Dissenters’ Rights with respect to all of the shares of Company Common Stock acquired thereby, the percentage set forth in this Section 7.3(k) shall be reduced from twenty-eight percent (28%) to twenty-seven and two-one hundredths percent (27.02%) to reflect that TICC will not, in such situation, acquire any Merger Shares hereunder.”

g)	The following definition shall be added to Article X (Definitions of the Merger Agreement:

“QE Stock Compensation” shall mean and include the shares of Parent Common Stock issuable pursuant to Compensation Plan Agreements.

h)	The definition of “Company Compensation Shares” appearing in Article X (Definitions) of the Merger Agreement is hereby deleted in its entirety.

i)	The definition of “Compensation Plan Agreements” appearing in Article X (Definitions) of the Merger Agreement is hereby deleted in its entirety and substituting therefor the following:

“Compensation Plan Agreements” shall mean those written employment agreements by and among Parent, the Company and certain Qualified Employees that include customary provisions that are reasonably acceptable to Parent and the Company, that are entered into prior to the Closing with respect to period from and after the Closing Date through at least December 31, 2013, and that meet the additional criteria set forth in Appendix A hereto.”

j)	The text of Appendix A attached to Amendment No. 1 is hereby amended by deleting the text thereof in its entirety and substituting therefor the text of Appendix A attached hereto.

3)	Miscellaneous.

a)	Counterparts and Facsimile Signature. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Amendment may be executed by delivery of signatures by facsimile or other electronic means.

b)	No Other Amendments. Except as specifically contemplated by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms.

[signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Second Amendment as of the date first above written.

PARENT:

FUSIONSTORM GLOBAL, INC.

By:	/s/ James L. Monroe

Name:

Title:

MERGER SUB:

FS MERGER SUB, INC.

By:	/s/ James L. Monroe

Name:

Title:

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

COMPANY:

FUSIONSTORM

By:	/s/ John G. Varel
John G. Varel
Chief Executive Officer

SHAREHOLDERS’ REPRESENTATIVE:

By:	/s/ John G. Varel

Name:	John G. Varel, in his capacity as shareholders’ representative

1

Appendix A to Amendment

No. 2 to Agreement and Plan of Merger

Compensation Plan Agreements

The Compensation Plan Agreements shall, in the aggregate, satisfy all of the requirements of Section 4.15 hereof, and each Compensation Plan Agreement shall include customary provisions and shall provide, among other things, that:

1)	Each Compensation Plan Agreement will contemplate the payment of a portion of the Qualified Employee’s variable compensation in cash (the “Cash Component”) and a portion in the form of QE Stock Compensation.

2)	The variable compensation plans of Qualified Employees in effect as of the date hereof shall, in the aggregate, be amended to reduce the total cash compensation payable in accordance with Section 4.15 hereof. For the avoidance of doubt, no individual variable compensation plan must be amended, but all such variable compensation plans when the effects are considered together, must satisfy the requirements of Section 4.15 hereof. For example, if the existing variable compensation plans (including, without limitation, each commission, bonus or similar plan) contemplated the payment to Qualified Employees of an amount in cash equal to twenty-five percent (25%) of the gross profit earned on sales by those Qualified Employees, such variable compensation plans would be amended such that the aggregate Cash Component under such variable compensation plans would be not in excess of twenty percent (20%) of the gross profit on such sales and the remainder (in this example, not less than five percent (5%) of gross profit) would be paid in the form of QE Stock Compensation as more fully described below. Compensation Plan Agreements which satisfy the requirements of Section 4.15 will be executed and delivered on or prior to October 19, 2011.

a)	The Cash Component payable under any such variable compensation plans shall be paid in accordance with the Company’s policies and procedures for the payment of cash commissions, bonuses or other payments under similar variable compensation plans as may be in effect from time to time during the term of Compensation Plan Agreements.

b)	Once earned, the QE Stock Compensation shall be deliverable by Parent twice annually (on the Issuance Date following each Determination Date) and shall be in an aggregate amount equal to all QE Stock Compensation achieved during the applicable Determination Period.

c)	As of the date (the “Issuance Date”) which shall be no more than fifty (50) days after the Determination Date, Parent shall deliver to the Qualified Employee that number of shares of Parent Common Stock equal to (a) the product of (i) the Stock Compensation Amount multiplied by (ii) a percentage which may be up to, but shall not be in excess of, one hundred twenty-five percent (125%) divided by (b) the average closing price per share of Parent Common Stock as reported in The Wall Street Journal for the ten (10) trading days prior to the Issuance Date.

d)	For the purposes hereof,

Appendix A to Amendment

No. 2 to Agreement and Plan of Merger

i)	“Determination Date” shall mean each June 30 and January 1 during the term of each Compensation Plan Agreement.

ii)	“Determination Period” shall mean the period from the Closing Date to the first December 31 or June 30 to occur thereafter and each January 1 to June 30 and July 1 to December 31 during the term of the Compensation Plan Agreement.

iii)	“Stock Compensation Amount” shall mean with respect to any Compensation Plan Agreement an amount equal to the excess of (i) the full amount of variable compensation payable under such Compensation Plan Agreement minus (ii) the Cash Component payable under such Compensation Plan Agreement.

For example, assuming that a Qualified Employee’s compensation as of the date of this Second Amendment contemplates cash commissions, in the aggregate, equal to twenty-five percent (25%) of the gross profits attributable to sales by such individual, in the event that such Qualified Employee and that during a six-month period the Qualified Employee had sales resulting in gross profit of $1,000,000, such Qualified Employee would be paid, in the aggregate, $250,000 in cash with respect to such sales. Based on these assumptions and under a Compensation Plan Agreement contemplated by Section 4.15, the portion of the commission payable in cash would be $200,000, the Stock Compensation Amount would be $50,000 and the QE Stock Compensation payable by Parent to the Qualified Employee would be that number of shares of Parent Common Stock having an aggregate fair market value as of the Issuance Date equal to $62,500 ($50,000 x 1.25 = $62,500).

3)	The Qualified Employee’s right, title and interest in any shares of Parent Common Stock which constitute QE Stock Compensation shall vest not more quickly than (a) twenty-five fifty percent (25%) of such shares of Parent Common Stock shall vest on the date which is six (6) months after the Issuance Date of such QE Stock Compensation, (b) twenty-five percent of such shares of Parent Common Stock shall vest on the date which is twelve (12) months after the Issuance Date of such QE Stock Compensation, (c) twenty-five percent (25%) of such shares of Parent Common Stock shall vest on the date which is eighteen (18) months after the Issuance Date of such QE Stock Compensation, and (d) twenty-five percent (25%) of such shares shall vest on the date which is twenty-four months after the Issuance Date of such QE Stock Compensation. Upon the termination of employment of the Qualified Employee, vesting shall terminate and such Qualified Employee shall have no further right to any unvested shares of Parent Common Stock which is QE Stock Compensation.

4)	Each Compensation Plan Agreement will provide for a term continuing from the Closing Date until at least December 31, 2013.